United States securities and exchange commission logo





                            October 29, 2021

       Gleb Budman
       Chief Executive Officer
       Backblaze, Inc.
       500 Ben Franklin Ct.
       San Mateo, CA 94401

                                                        Re: Backblaze, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 18,
2021
                                                            File No. 333-260333

       Dear Mr. Budman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2021 letter.

       Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key business metrics, page 66

   1. In response to prior comment 2, you provided key business metrics for your segments for the quarter ended June
30, 2021; however, you provided key business metrics at the
                                                        company level for
fiscal year 2019, fiscal year 2020, and for quarterly periods. Please provide disclosure of
the key business metrics for your segments for the same periods as you provided at the
company level.
 Gleb Budman
FirstName
Backblaze, LastNameGleb Budman
           Inc.
Comapany
October 29,NameBackblaze,
            2021          Inc.
October
Page 2 29, 2021 Page 2
FirstName LastName
Notes to Financial Statements
Note 18. Subsequent Events (Unaudited), page F-34

2. If material, please revise to disclose the amount of stock-based compensation associated with each stock award grants subsequent to your quarter end. Refer to ASC 855-10-50-2.
General

3. Please balance and provide context to the financial and operating data presented on the second page of your prospectus graphics that follow the prospectus cover page. In particular, please address the following:
             You disclose that you have 500,000 customers in 175 countries. Please clarify that you generated 72% of your revenues in the United States in fiscal year 2020 and the six months ended June 30, 2021.
             We note that you only provide information about your B2 Cloud segment and not your Computer Backup segment. Please balance this information by disclosing that B2 Cloud Storage generated 26.5% of the company's revenues in 2020 and 32%
              of revenues for the six months ended June 30, 2021, and Computer Backup generated 72.4% and 67% of the company's revenues for the same periods, respectively. Also disclose the number of B2 Cloud customers versus the number of
              Computer Backup customers.
             You disclose that the 2025 mid-market opportunity is $55 billion and that B2 Cloud
              Storage had greater than 60% growth for fiscal year 2020. To provide context, disclose the amount of revenues generated by your B2 Cloud segment.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Gleb Budman
Backblaze, Inc.
October 29, 2021
Page 3

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen
Krebs, Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                         Sincerely,
FirstName LastNameGleb Budman
                                                         Division of
Corporation Finance
Comapany NameBackblaze, Inc.
                                                         Office of Technology
October 29, 2021 Page 3
cc:       Bennett L. Yee, Esq.
FirstName LastName